NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES ANNOUNCES $250 MILLION RETAIL PLAN FOR THE WORLD FINANCIAL CENTER
---
Lower Manhattan’s largest landlord unveils redevelopment plans for premier waterfront fashion and dining destination

NEW YORK,  June 16, 2011 – Brookfield Office Properties (NYSE, TSX: BPO) today unveiled plans for a $250 million retail redevelopment of the World Financial Center in Lower Manhattan.  The broad-scope changes expand the retail offerings and include high-end fashion, a European-style marketplace, and waterfront dining. In addition, a dramatic glass pavilion on West Street will link the Center to Lower Manhattan’s new transit hubs and serve as the main entranceway to the eight-million-square-foot complex.

“These improvements to the World Financial Center are coming at the perfect time, given the $20 billion private and public investment in Lower Manhattan, the completion of Hudson River Park, retail expansion throughout the district, and the anticipated completion of the two transit centers,” said Ric Clark, CEO of Brookfield Office Properties. “The World Financial Center Winter Garden has served as Lower Manhattan’s grand and welcoming public space for the past twenty years. In cooperation with the Battery Park City Authority and the Department of City Planning, we are pleased to be moving forward with a plan that incorporates the existing Winter Garden staircase and repositions the World Financial Center for decades to come.“

Construction is set to begin in October 2011 and will conclude in 2013.

 “These upgrades are one of the major reasons for the current high level of corporate interest for office space at the World Financial Center,” said Dennis Friedrich, president & chief investment officer of Brookfield Office Properties. In spring 2011, Brookfield Office Properties successfully negotiated leases in excess of 600,000 square feet with corporations such as Oppenheimer Funds and Commerzbank. Brookfield is currently in serious negotiations for more than two million square feet with other major office tenants in the financial services, media and service sectors.

“I applaud Brookfield for making a significant investment in the redevelopment of this iconic space while respecting the concerns of our residents,” said Gayle Horwitz, president of the Battery Park City Authority. “This collaboration between the Battery Park City Authority,  the community, and our partners at Brookfield Office Properties will create  a first class destination spot for dining, shopping and working in Battery Park City. ”

Fashion

The centerpiece of the World Financial Center retail renovation will be a collection of high fashion and best-in-class apparel retailers. More than 40 local and international retailers along with three mini-anchor retailers will draw shoppers from the tri-state region and beyond to the unique New York City waterfront shopping destination designed by retail architects Omniplan/Morrison Dilworth + Walls.

Marketplace

Inspired by great culinary markets from across Europe, a 25,000-square-foot gourmet marketplace will offer the highest quality fresh produce, meat, fish, cheese, bread and coffee with emphasis on organic offerings and local sources of origin.  The market will also include home goods, a florist and a specialty wine shop.

Waterfront Dining

A collection of six diverse and unique restaurants along with a fast-casual dining component of 15 chef-driven concepts will serve downtown office workers, residents and tourists. This 30,000-square-foot dining concept, which includes more than 600 seats overlooking the Hudson River, is designed by AvroKO, the James Beard Award-winning architectural firm and BCV Architects, the award-winning designers of the Ferry Building Marketplace in San Francisco.

Major Retail Growth Area

“Lower Manhattan is the next major retail growth district for New York City.  With over $20 billion of public and private projects underway, the neighborhood is undergoing a major transformation, said Wade McDevitt, CEO of the McDevitt Company, Brookfield’s lead broker for the expansion. “Astute retailers see the opportunities for growth in this underserved retail district.  Located between the Hudson River and the World Trade Center Memorial,  The World Financial Center is an ideal location for discerning retailers and restaurant operators and a stop for downtown tourists with unparalleled views of the New York Harbor and  the Statue of Liberty.  It is surrounded by an affluent residential population and the best office buildings in lower Manhattan.  The convergence of such wealthy and diverse demographics can not be beat.”

Pavilion

The West Street glass pavilion designed by world-renowned architect Pelli Clarke Pelli—the original designer of The World Financial Center—will serve as the grand connector between the underground pedestrian passageway from the World Trade Center and Fulton Street transit hubs to the World Financial Center and the Hudson River ferries to the west. Those travelling from Grand Central and Penn Station will access the World Financial Center through a brand-new, climate-controlled seamless connection.

# # #

Renderings of the redevelopment project available upon request.

About The World Financial Center
A premier business address, the World Financial Center is home to such prestigious international corporate firms as American Express, Bank of America and the Royal Bank of Canada. The World
Financial Center encompasses eight million square feet within four copper-crowned granite and glass office towers. In addition to Class A office space, the Center features extensive public spaces, a stunning outdoor waterfront esplanade along the Hudson River, and the award-winning arts & events program.

About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact
Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com

Forward Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.